

October 30, 2019

Jeremy Rakusin
Chief Financial Officer
FirstService Corporation
1140 Bay Street, Suite 4000
Toronto, Ontario
M5S 2B4

> **Re: FirstService Corporation**
> **Form 40-F for the year ended December 31, 2018**
> **Filed February 20, 2019**
> **File No. 001-36897**

Dear Mr. Rakusin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 40-F for the year ended December 31, 2018

Exhibit 2
Note 2. Summary of significant accounting policies, page 10

1. We note that you consider the collectability of accounts receivable to be a significant accounting estimate. We also note that the accounts receivable balance represents more than 20% of total assets as of September 30, 2019, December 31, 2018 and December 31, 2017. Please tell us what consideration you gave to disclosing your accounting policy related to determining the collectability of accounts receivable and the allowance for doubtful accounts. Refer to ASC 235-10-50 and 310-10-50-4A.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Kristi Marrone, Staff Accountant, at (202) 551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Doug Cook